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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

November 5, 2018

CONFIDENTIAL

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.
Response to the Staff’s Comments on Draft Registration Statement on Form
F-1 Submitted on September 14, 2018
CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 25, 2018 on the Company’s draft registration statement on Form F-1 submitted on October 12, 2018 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares. Concurrently with the submission of this letter, the Company is filing via EDGAR its revised registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Staff. The Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS:     Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Wenchen Tang3 | David Zhang3 | Yue Zhang3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing    Boston    Chicago    Dallas    Houston     London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai     Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Dividend Policy, page 71

1.

We note your amended and restated memorandum and articles of association will provide for two classes of ordinary shares, Class A and Class B, and that your founder, director and chief executive officer, Mr. Dinggui Yan, will own all of the Class B ordinary shares issued and outstanding. Please revise your disclosure to specifically address the dividend policy with respect to each class of ordinary shares. Please also revise your disclosure under Description of Share Capital—Dividends, on page 174, to clarify whether your board can declare a dividend payable to holders of a single class of ordinary shares or whether any dividend declared is payable equally to holders of Class A and Class B ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 174 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations—Net Revenue, page 109

2.

You state that the increase in net revenues for all periods presented was due to your improved risk management capabilities, manifested by the decrease of the stand-ready liability from investor assurance programs managed by you as a percentage of the total service fees you are entitled to collect associated with facilitated loans. Please address the following:

•

Disclose the total service fees you are entitled to collect associated with newly facilitated loans and the related percentage of the stand-ready liability from the investor program by product for all periods presented; and

In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 108 of the Revised Draft Registration Statement.

•	Disclose how your risk management capabilities improved considering the overall trend of increases in your M3+ delinquency rate and delinquency rate by balance as presented on pages 90 and 91.

In response to the Staff’s comment, the Company has revised the disclosure on page 90, 106 and 108 of the Revised Draft Registration Statement. For the Staff’s reference, the Company also has updated the disclosure on page 89 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

The Company respectfully advises the Staff that as disclosed on page 140, the Company’s risk management capabilities have significantly improved. However, the performance of our loans was also negatively impacted by the market volatility. The historical credit performance of the Company’s loan products is evidenced by our delinquency rate by balance as presented on page 90 of the Revised Draft Registration Statement, which presents an overall decreasing trend in 2016 and the first half of 2017. The performance of the loans facilitated by the Company was negatively affected by the industry-wide volatility in the fourth quarter of 2017 and mid-2018, despite the Company’s enhanced risk management capabilities. The Company respectfully references the Staff to Company’s response to comment 12.

Furthermore, the M3+ Delinquency Rate by Vintage on page 89 is the delinquency curve for our current products, which are online standard loan products with a term of 12 months. As disclosed on pages 89 and 135 of the Revised Draft Registration Statement, the Company believes such delinquency curve is more indicative of its future credit performance. However, as our current products represent only 6.6% and 33.5% of total loan origination volume in 2016 and 2017, respectively, the M3+ Delinquency Rate by Vintage is not a presentation of the historical credit performance of all of our loan products.

Liquidity and Capital Resources, page 111

3.

Please revise your disclosure to clarify that restricted cash was also used to satisfy the “other guarantee liabilities” and that prior to April 28, 2018, you monitored the balance of the investor assurance program and adjusted the percentage of funds set aside to ensure such funds could sufficiently cover expected payouts. Please also disclose that subsequent to April 28, 2018, all Investor Assurance fund payouts and deficiencies will be funded from working capital and future profits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101, 110, 113, 142 and 143 of the Revised Draft Registration Statement.

The Company supplementally advises the Staff that other guarantee liabilities have been substantially paid out as of the date of this response letter.

Business

Secondary Loan Market, page 131

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

4.

Please revise to disclose the fees recognized from secondary loan market activities in each of the periods presented. Further, address the reasons the automated investment program would match longer term investment loan products with investments of a shorter time duration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and 131 of the Revised Draft Registration Statement.

Credit Assessment Model, page 139

5.

We note your response to comment 7 and your revised disclosures. Considering that your credit assessment and approval process is integral and critical to the borrower transaction process as discussed on page 137 and you state in your discussion that you have been using the scorecard module since 2016, please revise to either disclose the credit scores determined in the prior periods, noting that such metrics are not comparable due to the evolution of your product mix, with explanations for significant variances and specific improvements made to your credit assessment capabilities or revise to explicitly state why you have not disclosed prior period credit scores.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Draft Registration Statement.

Investor Assurance Program Managed by Us, page 142

6.

Please revise to specifically disclose that the accounts receivable and contract assets, net included in the summary of metrics of the investor assurance program managed by the company, are for non-guarantee service fees available to fund future operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 142 and 143 of the Revised Draft Registration Statement.

Related Party Transactions

Transaction with Niwodai Finance, page 172

7.	With regard to your transaction with Niowdai Finance, please address the following:

•

Revise your disclosures, including Notes 1 and 6 to the consolidated financial statements, to disclose the source of funding for the RMB 2.9 billion in “other guarantee liabilities” assumed in connection with the Niwodai Finance acquisition in December of 2015;

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

In response to the Staff’s comment, the Company has revised the disclosure on pages 113, 142, 143, F-16 and F-34 of the Revised Draft Registration Statement.

•

You state on page 171, that Niwodai Finance agreed to pay Shanghi Caiyin an aggregate amount of RMB 700 million as the total consideration but on page F-7 you state such amount was RMB 563,732 million. Please revise to disclose the reasons for the difference; and

In response to the Staff’s comment, the Company has revised the disclosure on pages 172 and F-7 of the Revised Draft Registration Statement.

•	Clarify in your disclosure why Shanghai Caiyin accepted RMB 700 million as total consideration considering the assumption of RMB 2.9 billion in other guarantee liabilities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 172 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(j) Restricted cash, page F-14

8.	We note your response to comment 17. Please address the following:

•

Revise your disclosures to state that restricted cash primarily represents funds through designated deposit accounts for the investor assurance program and other guarantee liabilities assumed in the December 2015 Niwodai Finance acquisition;

The Company respectfully advises the Staff that the Company has revised the disclosure as to the note of restricted cash on pages F-17 and F-56 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

•

Disclose why contributions from borrowers related to the Investor Assurance Program are utilized for net payouts related to other guarantee liabilities and if this is not the case, disaggregate contributions from borrowers by program;

The Company respectfully advises the Staff that the Company has managed only one investor assurance program since inception, and both loans facilitated by the Company (“new loans”) and loans related to the 2015 Acquisition (“old loans”) are served by the same investor assurance program operated in one designated deposit account. Contributions from both new loans and old loans are deposited in the designated deposit account for the investor assurance program. Upon default, funds in the deposit account will be utilized to compensate investors’ loss on both new loans and old loans.

In response to the Staff’s comment, the Company has further enhanced the disclosures related to the investor assurance program on page F-16 of the Revised Draft Registration Statement.

•

Disclose why contributions from borrowers of RMB 1,399,787 in 2016, RMB 2,940,554 in 2017 and RMB 1,673,076 for the six months ended June 30, 2018 does not reconcile to collections in your Assets from Investor Assurance Program of RMB 1,788,436 in 2016, RMB 2,657,792 in 2017 and RMB 1,212,823 for the six months ended June 30, 2018.

The Company respectfully advises the Staff that there is no direct relationship between the collection of the assets from the investor assurance program and the contribution from borrowers. The contributions from borrowers are service fees collected from borrowers in the name of “Post-origination service fees” and “Post-loan management fees” according to the loan agreement and service agreement. In contrast, the assets from investor assurance program are initially recognized at loan inception corresponding to the stand-ready liabilities of the underlying loan, which is recorded at fair value. The collection of assets from the investor assurance program represent any service fees, regardless of their name, collected from borrowers that are applied against the balance of the assets from the investor assurance program. The Group applies service fees collected from borrowers first to reduce the balance of assets from the investor assurance program down to zero, then to facilitation services and post-origination services based on their relative selling prices determined at loan inception. Therefore, the cash collections presented in the rollforward of the assets from the investor assurance program cannot be directly reconciled with the amount of borrower contributions to the investor assurance program.

(k) Investor Assurance Program, page F-15

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

9.

We note your response to comment 10 and that in accordance with the terms of the investor assurance program, an investor is entitled to compensation for losses resulting from defaulted loans within 15 calendar days of the due date. Please revise to specifically disclose this policy.

The Company respectfully advises the Staff that the Company has revised the disclosure on page F-14 of the Revised Draft Registration Statement.

10.

Revise your Investor Assurance Program disclosures to clarify that service fees collected and segregated into the designated restricted cash account are also utilized to satisfy “other guarantee liabilities” assumed in the December 2015 Niwodai Finance acquisition. Please indicate whether the participants in the “Investor Assurance Program” were aware that the cash available for payouts to cover principal and interest on defaulted loans would be impacted by the guarantee liabilities assumed in the Niwodai Finance acquisition.

The Company respectfully advises the Staff that as explained in response to comment 8 above, the Investor Assurance Program is managed for both loans newly facilitated by the Company and the loans assumed from the December 2015 Niwodai Acquisition in a single designated deposit account. The investor assurance program has been operated under the brand name of “Niwodai” and participants in the program are not aware of the change in the legal entity managing the program. As of the date of this response letter, other guarantee liabilities associated with the loans acquired from the December 2015 Niwodai Acquisition have been substantially paid out.

In response to the Staff’s comment, the Company has further enhanced the disclosures on page F-16 of the Revised Draft Registration Statement.

11.

Tell us the basis for the difference between the weighted average expected net accumulative loss rates of 20.3% for 2016, 13.4% for 2017 and 10.4% as of June 30, 2018 and the net expected accumulative loss rate of 14.1%for 2016 11.9% for 2017 and 11.3% as of June 30, 2018 and clarify the relevance of each metric in the determination of the Investor Assurance Program liability.

The Company respectfully advises the Staff that the weighted average expected net accumulative loss rates applied in a given period of time, i.e., 2016, 2017 and the six-month period ended June 30, 2018, as presented on pages F-16, F-17 and F-55, represent the expected net accumulative loss rates on all loans, weighted by principal amount, which were newly facilitated by the Company in that period, including current loan products, other online standard loan products, and offline and non-standard loan products. In contrast, the net expected accumulative loss rates of 14.1% for 2016, 11.9% for 2017 and 11.3% for June 30, 2018 represent the expected net accumulative loss rates applied on loans that had been facilitated by the end of the respective period.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

With the overall improvement of the Company’s credit management capability, the Company ceased offering products with high expected net accumulative loss rates. Consequently, both the weighted average accumulative loss rate for a given period and the net expected accumulative loss rate at each period end has declined throughout the presented periods. To provide more relevant information on the status of the liability from the investor assurance program, the Company has replaced the expected net accumulative loss rates applied on loans that were facilitated by the end of the respective period with the expected net accumulative loss rates on loans that were outstanding as of the end of the respective period.

In response to the Staff’s comment, the Company has further revised the disclosures related to the net accumulative loss rate on pages F-16, F-17 and F-55 of the Revised Draft Registration Statement.

12.

Considering the overall trend of increases in your M3+ delinquency rate and delinquency rate by balance for 31-60 days, 61-90 days and 91-180 days as presented on pages 90 and 91, disclose why the net expected accumulative loss rate utilized in determining the investor assurance program guarantee liability declined from 14.1% in 2016 to 11.9% in 2016 to 11.3% as of June 30, 2018.

The Company respectfully advises the Staff that the net expected accumulative loss rates disclosed in the table of Note 2(k) have been revised to present the expected net accumulative loss rates on the loans that were outstanding at the respective period end, including current loan products, other online standard loan products, and offline and non-standard loan products. The M3+ delinquency rate presented on pages 90 and 91 only indicates the actual default rate on current loan products only. The decline in the weighted average net expected accumulative loss rates primarily resulted from change in product mix. The Company ceased offering loan products with higher net expected accumulative loss rates, as compared with those of current loan products, namely offline and non-standard loan products. Consequently, with the decreased volume of offline and non-standard loan products facilitated in the year 2017 and the six-month period ended June 30, 2018, the weighted average net expected accumulative loss rate decreased despite an increase in the M3+ delinquency rate of standard loan products. In addition, the M3+ delinquency rate by vintage takes into consideration the past due principal recovered during the current period only, while the net expected accumulative loss rate takes into consideration estimated recovery during the entire life of the loan. Therefore, the two rates would not necessarily be the same.

13.

Please revise the table presenting total outstanding loan balances, maximum potential undiscounted future payments, remaining weighted average contractual term and net expected accumulative loss rate by product on page F-17, to provide disclosures by loan product type consistent with the disclosure of liabilities from investor assurance program presented in Note 5 on page F-34. Similar disclosures should be presented in the interim period financial statements as well.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

The Company respectfully advises the Staff that the Company has revised the table to present the total outstanding loan balances, maximum potential undiscounted future payments, remaining weighted average contractual term and net expected accumulative loss rate by product on pages F-16, F-17 and F-55 of the Revised Draft Registration Statement, respectively.

(o) Revenue Recognition Other revenue, page F-22

14.	We note your response to comment 14. Please address the following:

•

You state that based on the historical data prior to December 31, 2017, the actual return of most investment products is greater than the offered fixed return by a consistent range of 1% to 2%. Considering the historical weighted average APRs as presented on page 135, tell us how you determined the consistent range of 1% to 2% and why such amounts are not higher;

The Company respectfully advises the Staff that the historical weighted average APRs presented on page 135 represent the aggregate annualized interest and fee rate, each of which includes not only loan interest, but also the service fees charged by the Company. Since the rate of return on investment products is determined solely based on the interest on loan products facilitated by the Company, it is much lower than the historical weighted average APRs disclosed on page 135. In addition, because the interest rates on loan products facilitated by the Company are fixed, the Company is able to offer investment products with an estimated actual rate of return that is consistently higher than the offered fixed rate of return by 1-2%.

•	Tell us your collection history for service fees earned from actual returns exceeding offered fixed returns related to your Automated Investment Tool;

The Company respectfully advises the Staff that the Company charges service fees related to the automated investment tools before the Company makes funds in the investors’ accounts available for withdrawal. In other words, investors are not able to cash out the return and investments before service fees are charged and deducted from their accounts. Therefore, service fees earned from the automated investment tools have been fully collected since the launch of the investment tool.

•	Tell us how, considering the cessation of your investor assurance program, future defaults will be considered in the determination of actual returns related to your Automated Investment Tool.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

The Company respectfully advises the Staff that although loans facilitated subsequent to April 28, 2018 are not covered by the investor assurance program managed by us, potential losses resulting from borrowers’ defaults will be compensated by a program managed by others. As such, the Company believes that the cessation of the investor assurance program managed by the Company will not have a material impact upon the determination of the actual returns related to the automated investment tool.

Contract assets, net, page F-23

15.	We note your response to comment 15 and that contract assets and accounts receivable are recognized based on fees collectible from borrowers on underlying loan products. Please address the following:

•

Confirm and revise your disclosures accordingly, that revenues and related contract assets and accounts receivable are recognized based on the underlying contract terms excluding consideration of impairment which is determined separately in accordance with ASC 310-10-35. Refer to ASC 606-10-45-3;

The Company respectfully confirms that revenues, related contract assets and accounts receivable are recognized based on the underlying contract terms excluding consideration of impairment, which is determined separately in accordance with ASC 310-10-35. In response to the Staff’s comment, the Company has revised the disclosure on pages F-23 and F-25 of the Revised Draft Registration Statement.

•

Tell us and revise your disclosures accordingly, to indicate the reasons for not recording an allowance for uncollectible accounts for contract assets and accounts receivable which are less than 90 days overdue. Please refer to ASC 310-10-35-5 thru ASC 310-10-35-11; and

The Company respectfully advises the Staff that the Company did not have any balance of accounts receivable in 2016 and 2017. The Company recorded the allowance for uncollectible accounts for contract assets based on estimates, historical experience and other factors surrounding the credit risk of specific customers which is essentially the net expected accumulative loss rates used in determining the fair value of guarantee liabilities under each product type. In other words, the allowance for uncollectible accounts for contract assets is determined based on the probability of whether borrowers of the underlying loans are expected to default on the loans before applicable service fees become due, and is not determined based on the aging of respective assets. Moreover, since contract assets represent the Company’s right to consideration in exchange for services before payment is due, the concept of aging is not applicable to contract assets. To avoid confusion, the Company has revised disclosure to present the aging of the accounts receivables.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

In response to the Staff’s comments, the Company has revised the disclosure of the aging on contract assets and accounts receivables on pages F-25 and F-59 of the Revised Draft Registration Statement, respectively.

•	Disclose the nature and type of service fees related to contract assets and accounts receivable and when such amounts are due based on the underlying contract terms.

The Company respectfully advises the Staff that as of December 31, 2016 and 2017, its contract assets consisted of (1) monthly service fees allocated to facilitation services and post-origination services that have been rendered, and such monthly service fees are due on the same day when the monthly repayment of principal and interest of the underlying loan is due; and (2) estimated consideration of service fee derived from the Automated Investment Tool, which is conditioned upon the actual return of the investment and due at the end of the investment term. As of December 31, 2016 and 2017, no accounts receivables were recorded, as most service fees are collected upfront upon facilitation of the loan, and substantially all monthly fees can be collected on the same day once they becomes due. Since February 2018, the Company has had the unconditional right to the first six months’ service fees for loans facilitated on the Company’s platform at loan inception regardless of subsequent timing of the borrower’s repayment, and has recorded accounts receivable up to fees collectible in the first six months and contract assets for fees collectible in subsequent months that are allocated to facilitation services.

The due date of the service fees based on the underlying contract terms are disclosed on page F-19 for monthly service fees and page F-23 for service fees related to the Automated Investment Tool.

In response to the Staff’s comment, the Company has enhanced the disclosure on pages F-24 of the Revised Draft Registration Statement as to the nature and type of service fees related to the contract assets and accounts receivable.

16.

Please revise to clarify that “Over 90 days” as reflected in the aging of contract assets and account receivable for all periods presented is equivalent to the M3+ Delinquency Rate by Vintage as defined on page 89, which states that for any repayments more than 90 days past due the total amount is considered to be delinquent and presumably uncollectible.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-25 and F-58 of the Revised Draft Registration Statement.

Note 5. Liabilities from Investor Assurance Program, page F-34

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

17.	We note your response to comment 18. Please disaggregate prior year net payouts by vintage based of the underlying original liability (e.g. 2015 and prior, 2016, 2017 and 2018).

The Company respectfully advises the Staff that since late 2017, the Company has changed its product strategy and mainly facilitates current loan products. The Company expects that the liabilities in relation to loan products other than current loan products will wind down, assuming there is no significant increase in the net accumulative loss rate estimated previously. As such, the Company believes that it would be more meaningful to present the payout in relation to the current loan product by vintage. Since the majority of the current loan products were facilitated in 2017 and have terms of no more than 12 months, as disclosed on page 135, the Company therefore believes that further breakdown by vintage is not necessary.

Note 10. Related Party Transactions, page F-40

18.

Please revise to disclose a rollforward of related party activity for Jiayin Credit for all periods presented. In addition, please provide a discussion addressing the nature of the activity and the business purpose.

In response to the Staff’s comment, the Company has revised the disclosure of the related party balance for Jiayin Credit on pages F-41, F-64 and F-65 of the Revised Draft Registration Statement.

*        *        *

*        *         *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

November 5, 2018

If you have any questions regarding the Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at meng.ding@kirkland.com, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.

Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP